

Mailstop 3233

May 26, 2017

Via E-mail
Mr. Keith A. Istre
Chief Financial Officer
Lamar Advertising Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

>   **Re: Lamar Advertising Company
>   Form 10-K for the fiscal year ended December 31, 2016
>   Filed February 24, 2017
>   File No. 001-36756**

Dear Mr. Istre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed on February 24, 2017

Item 8. Financial statements

Notes to consolidated financial statements, page 47

(2) Acquisitions, page 59

1.   We note your acquisition of assets in five U.S. markets from Clear Channel Outdoor Holdings, Inc. for an aggregate purchase price of approximately $485.5 million in 2016. Please tell us how you considered the need to provide financial statements in compliance Regulation S-X for this acquisition, specifically, how you evaluated the guidance in Rule 3-14. In your response, please provide us with specific information about what was acquired, and assuming leases were acquired as part of the transaction, please tell us how the lease payments are structured.

Form 8-K 2.02 filed on February 22, 2017

Exhibit 99.1

Other data, page 5

2.   Please revise your reconciliations for outdoor operating income and adjusted EBITDA in future filings to begin with the most directly comparable GAAP measure, Net income, ensuring that the non-GAAP measures do not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun at 202-551-3581 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Eric McPhee

                                Eric McPhee
                                Senior Staff Accountant
                                Office of Real Estate and
                                Commodities